UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  2)1

O’Charley’s, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Z
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,360,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,360,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,360,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,496,724
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,496,724
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,496,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON DOUGLAS BENHAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ANTHONY BERGAMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON GREGORY MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 670823103

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Douglas Benham, Anthony Bergamo, Arnaud Ajdler and Gregory Monahan are hereby added as Reporting Persons to the Schedule 13D (together, with the original Reporting Persons, the “Crescendo Group”).

Douglas Benham (“Mr. Benham”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Chief Executive Officer of DNB Advisors, LLC.  The principal business address of Mr. Benham is c/o DNB Advisors, LLC, 2905 Andrews Drive, Atlanta, Georgia 30305.  Mr. Benham is a citizen of the United States of America.

Anthony Bergamo (“Mr. Bergamo”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Vice Chairman of MB Real Estate. The principal business address of Mr. Bergamo is c/o MB Real Estate, 335 Madison Avenue, 14th Floor, New York, New York 10017.  Mr. Bergamo is a citizen of the United States of America.

Arnaud Ajdler (“Mr. Ajdler”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Director of Crescendo Partners II, L.P.  The principal business address of Mr. Ajdler is c/o Crescendo Partners, L.P., 825 Third Avenue, 40th Floor, New York, New York 10022.  Mr. Ajdler is a citizen of Belgium.

Gregory Monahan (“Mr. Monahan”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Vice President of Crescendo Partners II, L.P.  The principal business address of Mr. Monahan is c/o Crescendo Partners, L.P., 825 Third Avenue, 40th Floor, New York, New York 10022.  Mr. Monahan is a citizen of the United States of America.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,496,724 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $37,642,642 including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

Item 4 is hereby amended to add the following:

The Reporting Persons continue to believe that the Shares are significantly undervalued and that the current price of the Shares does not reflect (i) the intrinsic value of the Issuer’s real estate assets, (ii) the opportunity to increase profitability through refranchising of Issuer-owned restaurants in under-penetrated markets and (iii) the opportunity to accelerate the nationwide rollout of the Issuer’s O’Charley's-brand concept through franchising agreements.

CUSIP NO. 670823103

The Reporting Persons have engaged in discussions with certain members of the Issuer’s senior management regarding representation on the Issuer’s Board and various strategic alternatives to maximize shareholder value, including (i) a significant repurchase of shares, (ii) the sale-leaseback of the Issuer’s real estate assets, (iii) a sale of the Issuer’s Stoney River restaurant concept, (iv) the refranchising of Issuer-owned restaurants in under-penetrated markets and (v) the outright sale of the Issuer.  Such discussions between certain of the Reporting Persons and certain members of the Issuer’s senior management have currently ceased and the Reporting Persons were unable to reach an agreement with the Issuer regarding Board representation.

As a result, on December 20, 2007, Crescendo Partners II hand-delivered a letter dated December 19, 2007 to the Corporate Secretary of the Issuer (the "Nomination Letter") nominating Messrs. Benham, Bergamo, Ajdler and Monahan, as set forth therein, for election to the Board at the Issuer's 2008 annual meeting of shareholders (the "2008 Annual Meeting").  The Reporting Persons may seek to re-engage in discussions with certain members of the Issuer’s senior management and Board regarding the matters discussed above.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 22,197,359 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 12, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2007.

As of the close of business on December 20, 2007, Crescendo Partners II beneficially owned 2,360,250 Shares, constituting approximately 10.6% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 2,360,250 Shares owned by Crescendo Partners II, constituting approximately 10.6% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 2,360,250 Shares owned by Crescendo Partners II, constituting approximately 10.6% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 2,360,250 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the close of business on December 20, 2007, Crescendo Partners III beneficially owned 136,474 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 136,474 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

CUSIP NO. 670823103

As of the close of business on December 21, 2007, Mr. Benham beneficially owned 10,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Benham, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,360,250 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Benham disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the close of business on December 20, 2007, Anthony Bergamo beneficially owned 5,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Bergamo, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,360,250 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Bergamo disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

Neither of Messrs. Ajdler and Monahan directly owns any Shares nor have they entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D.  Each of Messrs. Ajdler and Monahan as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,360,250 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Each of Messrs. Ajdler and Monahan disclaims beneficial ownership of such Shares

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On December 21, 2007, the Reporting Persons entered into a Joint Filing and Solicitation Agreement, in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Crescendo Partners II to the Issuer’s Board at the 2008 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1.  The Joint Filing and Solicitation Agreement, dated as of December 21, 2007, by and among Crescendo Partners II, L.P., Series Z, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Mr. Benham, Mr. Bergamo, Mr. Ajdler and Mr. Monahan.

CUSIP NO. 670823103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007	CRESCENDO PARTNERS II, L.P., SERIES Z

	By:	Crescendo Investments II, LLC General Partner

	By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Douglas Benham
DOUGLAS BENHAM

CUSIP NO. 670823103

/s/ Anthony Bergamo
ANTHONY BERGAMO

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Gregory Monahan
GREGORY MONAHAN

CUSIP NO. 670823103

SCHEDULE A
Transactions in the Shares Since Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($U.S.)	Date of Purchase

CRESCENDO PARTNERS II, L.P., SERIES Z
38,000	14.7210	12/05/07
45,000	15.4823	12/14/07
50,000	15.4732	12/17/07
26,500	14.7132	12/19/07
69,500	14.7506	12/20/07

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.
None

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

DOUGLAS BENHAM
9,000	15.6200	12/17/07

ANTHONY BERGAMO
100	15.6400	12/13/07
100	15.5299	12/13/07
200	15.6644	12/13/07
300	15.5300	12/13/07
300	15.6500	12/13/07
300	15.6600	12/13/07
500	15.6300	12/13/07
600	15.6499	12/13/07
900	15.5200	12/13/07
1,700	15.5500	12/13/07

CUSIP NO. 670823103

ARNAUD AJDLER
None

GREGORY MONAHAN
None